UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Capital Bank Financial Corp.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

 (Title of Class of Securities)

139794 101

(CUSIP Number)

John Monsky

Oak Hill Capital Management, LLC

65 East 55th Street, 32nd Floor,

New York, NY 10022

With a copy to:

Elizabeth Cooper, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017-3954

Telephone: (212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2017

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 139794 101	Page 2 of 10 Pages

1	Names of Reporting Persons Oak Hill Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,403,328
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,403,328
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,403,328
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 139794 101	Page 3 of 10 Pages

1	Names of Reporting Persons Oak Hill Capital Management Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 78,931
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 78,931
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,931
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 139794 101	Page 4 of 10 Pages

1	Names of Reporting Persons OHCP GenPar III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,482,259
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,482,259
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,259
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 139794 101	Page 5 of 10 Pages

1	Names of Reporting Persons OHCP MGP Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,482,259
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,482,259
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,259
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 139794 101	Page 6 of 10 Pages

1	Names of Reporting Persons OHCP MGP III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,482,259
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,482,259
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,259
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON (see instructions) OO

This Amendment No. 1 (this “Amendment No. 1”), supplements and amends the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on October 28, 2016 (the “Schedule 13D”) relating to shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Capital Bank Financial Corp., a Delaware corporation (the “Issuer”) and is being filed on behalf of the Reporting Persons. Capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise specified in this Amendment No. 1, items in the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented with the information contained in Item 6 of this Amendment No. 1, which is hereby incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.

(a) – (b)

As of the date hereof, each of the Reporting Persons beneficially owns the number and percentage of shares of Class A Common Stock issued and outstanding listed opposite its name:

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Oak Hill Capital Partners III, L.P.	2,403,328	6.8%	2,403,328	0	2,403,328	0
Oak Hill Capital Management Partners III, L.P.	78,931	0.2%	78,931	0	78,931	0
OHCP GenPar III, L.P.	2,482,259	7.0%	2,482,259	0	2,482,259	0
OHCP MGP Partners III, L.P.	2,482,259	7.0%	2,482,259	0	2,482,259	0
OHCP MGP III, Ltd.	2,482,259	7.0%	2,482,259	0	2,482,259	0

Oak Hill Capital Partners III, L.P. directly holds 2,403,328 shares of Class A Common Stock, and Oak Hill Capital Management Partners III, L.P. directly holds 78,931 shares of Class A Common Stock. The general partner of each of the Oak Hill Funds is OHCP GenPar III, L.P., whose general partner is OHCP MGP Partners III, L.P., whose general partner is OHCP MGP III, Ltd.

Beneficial ownership reported in this Schedule 13D does not include beneficial ownership of shares of Class A Common Stock held by Oak Hill Capital Management, LLC (“OHCM”). OHCM Management, LLC is the managing member of OHCM, and each are affiliates of the Reporting Persons. OHCM holds 1,503 shares of Class A Common Stock issued to OHCM in connection with compensation awarded to employees of OHCM or its affiliates who serve as members of the Issuer’s board of directors (or received from the Issuer pursuant to the Merger Agreement by and between the Issuer and COB for shares of COB common stock previously issued to OHCM in connection with compensation awarded by COB to employees of OHCM or its affiliates who served as members of COB’s board of directors).

The Reporting Persons disclaim that they and OHCM and OHCM Management, LLC are members of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended, and further disclaim beneficial ownership of the shares of Class A Common Stock which are beneficially owned by OHCM.

None of the Related Persons beneficially owns any shares of Class A Common Stock and each of the Related Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock referred to herein.

(c) Except as otherwise described herein, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has effected any transactions in Class A Common Stock in the past 60 days.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

The FHN Merger Agreement

On May 3, 2017, the Issuer entered into an Agreement and Plan of Merger (the “FHN Merger Agreement”), by and between the Issuer, First Horizon National Corp., a Tennessee Corporation (“FHN”), and Firestone Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of FHN (“Merger Sub”), pursuant to which, at the Effective Time (as defined in the FHN Merger Agreement), Merger Sub will merge with and into the Issuer, and the Issuer will continue its corporate existence under the laws of the State of Delaware (the “FHN Merger”). Additionally, at the Effective Time and subject to the terms and conditions of the FHN Merger Agreement, each share of the Issuer’s Class A Common Stock and each share of the Issuer’s Class B Non-Voting Common Stock, in each case issued and outstanding immediately prior to the Effective Time (other than Exception Shares (as defined in the FHN Merger Agreement)) will be converted into the right to receive, at the election of the holder but subject to proration, either cash or a number of shares of common stock of FHN, in each case with a value equivalent to $7.90 plus 1.75 shares of FHN common stock (based on the average closing sale price of FHN common stock for the ten full trading days prior to the closing date).

The FHN Support Agreement

Consummation of the FHN Merger is subject to customary conditions, including the receipt of the Requisite Company Vote (as defined in the FHN Merger Agreement) approving the FHN Merger Agreement. In support of obtaining the Requisite Company Vote, and concurrently with the execution and delivery of the FHN Merger Agreement on May 3, 2017, Oak Hill Capital Partners III, L.P., Oak Hill Capital Management Partners III, L.P. (together with Oak Hill Capital Partners III, L.P., the “Oak Hill Funds”) and FHN entered into a letter agreement (the “FHN Support Agreement”), pursuant to which the Oak Hill Funds agreed that, at the Company Meeting (as defined in the FHN Merger Agreement) or any other meeting or action of the Issuer’s stockholders with respect to which the Oak Hill Funds are entitled to vote, the Oak Hill Funds will (i) vote all of the shares of Issuer Class A Common Stock beneficially owned by them (the “Owned Voting Shares”) in favor of, and not initiate any proxy solicitation or undertake any other efforts not to support, approval of the FHN Merger Agreement, the FHN Merger and any other matter required to be approved by the shareholders of the Issuer to effect the FHN Merger and the transactions contemplated by the FHN Merger Agreement, and (ii) not vote the Owned Voting Shares in favor of approval of any alternative acquisition proposals or any action that is intended to, or would reasonably be expected to, materially impede, interfere with or delay or otherwise materially and adversely affect the FHN Merger or the transactions contemplated by the FHN Merger Agreement. The Oak Hill Funds also agreed not to solicit or engage in negotiations with respect to any alternative acquisition proposals, except to the extent the Issuer’s representatives would be permitted to take such actions pursuant to the FHN Merger Agreement.

The Oak Hill Funds will not be required to vote the Owned Voting Shares in favor of approval of any amendment or modification to the FHN Merger Agreement that would change the form of merger consideration, reduce the amount of merger consideration, adversely affect the tax consequences to the Oak Hill Funds of receiving the merger consideration, extend the Termination Date (as defined in the FHN Merger Agreement) or impose additional conditions that would reasonably be expected to delay the consummation of the FHN Merger beyond the Termination Date, or otherwise in a manner that would reasonably be expected to be materially adverse to the Oak Hill Funds.

In addition, prior to the Effective Time of the FHN Merger, the Oak Hill Funds agreed not to, without the prior written consent of FHN, (i) sell, transfer, pledge or otherwise encumber or dispose of the Owned Voting Shares or any shares of Issuer Class B Non-Voting Common Stock beneficially owned by them (together with the Owned Voting Shares, the “Owned Shares”), unless the transferee agrees in writing to comply with the requirements of the FHN Support Agreement (except that the Oak Hill Funds may transfer, without such an agreement from the transferee or notice to FHN, up to 25% of the Owned Shares owned by the Oak Hill Funds at the time of the Requisite Company Vote in transfers that are exempt from registration and in compliance with the volume limitations set forth in Rule 144), or (ii) take any action which would preclude the Oak Hill Funds from performing their obligations under the FHN Support Agreement.

Pursuant to the FHN Support Agreement, the Oak Hill Funds agreed to waive their rights under the Support Agreement between the Oak Hill Funds and the Issuer, including the right to require the Issuer to prepare and file, upon written request from the Oak Hill Funds at any time following October 26, 2018, a Shelf Registration Statement relating to the offer and sale of Class A Common Stock, and to waive any claims against the Issuer, FHN and their respective officers, employees and directors to the extent relating to or in connection with the Support Agreement between the Oak Hill Funds and the Issuer. The Oak Hill Funds also agreed not to commence or participate in any class action relating to the negotiation or execution of the FHN Support Agreement or the FHN Merger Agreement, or the consummation of the FHN Merger.

The foregoing summary of the FHN Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the FHN Support Agreement, which is filed as Exhibit 99.3 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following at the end of Item 7:

Exhibit 99.3	FHN Support Agreement, dated as of May 3, 2017, between the Oak Hill Funds and FHN.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2017

OAK HILL CAPITAL PARTNERS III, L.P.
By: OHCP GENPAR III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, LTD., its general partner

By:	/s/ Caitlin Melchior
Name: Caitlin Melchior
Title: Authorized Person

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.
By: OHCP GENPAR III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, LTD., its general partner

By:	/s/ Caitlin Melchior
Name: Caitlin Melchior
Title: Authorized Person

OHCP GENPAR III, L.P.
By: OHCP MGP PARTNERS III, L.P., its general partner
By: OHCP MGP III, LTD., its general partner

By:	/s/ Caitlin Melchior
Name: Caitlin Melchior
Title: Authorized Person

OHCP MGP PARTNERS III, L.P.
By: OHCP MGP III, LTD., its general partner

By:	/s/ Caitlin Melchior
Name: Caitlin Melchior
Title: Authorized Person

OHCP MGP III, LTD.

By:	/s/ Caitlin Melchior
Name: Caitlin Melchior
Title: Authorized Person